SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                             Pacific Dunlop Limited
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                                (Name of Issuer)

                                 Ordinary Shares
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                         (Title of Class of Securities)

                                    694185109
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                                 (CUSIP Number)

                             David K. Robbins, Esq.
                    Fried, Frank, Harris, Shriver & Jacobson
                       350 South Grand Avenue, 32nd Floor
                              Los Angeles, CA 90071
                                 (213) 473-2000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 26, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

     This statement ("Amendment No. 10") amends the Schedule 13D filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended from time to time (the "Amended Schedule 13D") by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"). The securities to which this statement relates are Ordinary Shares of Pacific Dunlop Limited, an Australian corporation. Capitalized terms used and not defined in this Amendment No. 10 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Amended Schedule 13D.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

     ITEM 4.     PURPOSE OF TRANSACTION.
                 ----------------------

     On October 26, 2001, Stanley P. Gold was appointed to the Board of Directors of the Company. Michael J. McConnell of Coolmain Capital Advisors, L.L.C., an Australian-based investment advisory company affiliated with SHOC, has been appointed as the alternate director for Mr. Gold.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------


                    DOCUMENT
                    --------

    Exhibit 26  --  Joint Filing Agreement between SHOC and Trefoil
                    SPRL, dated as of October 11, 2000

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  October 29, 2001

                                 SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                 By: /s/ Eugene I. Krieger
                                    ----------------------------------
                                    Name:  Eugene I. Krieger
                                    Title: Vice President


                                 TREFOIL INTERNATIONAL III, SPRL


                                 By: /s/ Gregory S. Martin
                                    ----------------------------------
                                    Name: Gregory S. Martin
                                    Title: Director

EXHIBIT INDEX


                    DOCUMENT
                    --------

    Exhibit 26  --  Joint Filing Agreement between SHOC and Trefoil
                    SPRL, dated as of October 11, 2000